Forticell Bioscience, Inc.
3960 Broadway
New York, NY 10032
Tel: (212) 740-6999
Fax: (212) 740-2570

February 14, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, DC 20549

Attn: Russell Mancuso, Branch Chief

RE:	Forticell Bioscience, Inc. (formerly known as Ortec International, Inc.)
Amended Registration Statement on Form S-1
File No. 333-146142

Gentlepersons:

This letter shall serve as the request of Forticell Bioscience, Inc., pursuant to Rule 461, to accelerate the effective date of the above-referenced registration statement to Thursday, February 14, 2008, 3:00PM EST, or as soon as practicable thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

Forticell Bioscience, Inc.

By:	/s/ Alan W. Schoenbart
Alan W. Schoenbart
Chief Financial Officer